SCHEDULE 13D
                                 (Rule 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934


                                Allin Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   019924 10 9
                                 (CUSIP Number)
                                                    Copy to:
         David Ritchie                            Alfred Browne
         26 Princess Drive                  Sullivan & Worcester LLP
         Wakefield, MA  01880                One Post Office Square
                                                Boston, MA  02109

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 26, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP NO. 019924 10 9                                         Page 2 of 6 Pages


    1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David Ritchie


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP
                 (a)   / /

                 (b)  / /



    3       SEC USE ONLY



    4       SOURCE OF FUNDS

            SC


    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    / /



    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                             7      SOLE VOTING POWER
NUMBER OF
SHARES                              428,900
BENEFICIALLY
OWNED BY                     8      SHARED VOTING POWER
 EACH
REPORTING
PERSON                       9      SOLE DISPOSITIVE POWER
 WITH
                                    428,900


                             10     SHARED DISPOSITIVE POWER


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            428,900


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        / /

            Not applicable


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%


    14      TYPE OF REPORTING PERSON

            IN

                                  SCHEDULE 13D

CUSIP NO. 019924 10 9                                         Page 3 of 6 Pages



         This Schedule 13D (the "13D") is being filed on behalf of David Ritchie ("Ritchie"). Ritchie is an officer of CodeLab Technology Group, Inc. ("CodeLab"). CodeLab is wholly owned by Allin Corporation.

Item 1.  Security and Issuer.

         This 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Allin Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 400 Greentree Commons, 381 Mansfield Avenue, Pittsburgh, PA 15520.

Item 2.  Identity and Background.

         (a)      This statement is being filed on behalf of Ritchie.

         (b)      Ritchie's business address is 26 Princess Drive, Wakefield, MA
                  01880.

         (c) Ritchie's principal occupation is serving as an officer of CodeLab.

                  The principal business of CodeLab is providing software products that address the needs of the financial services industry. The address of CodeLab is 26 Princess Drive, Wakefield, MA 01880.

         (d) Ritchie has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Ritchie has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ritchie is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 26, 2005, pursuant to a Stock Purchase Agreement among CodeLab, the Company, and the stockholders and certain of the equity holders of CodeLab (the "Purchase Agreement"), the Company purchased all of the outstanding equity interests of CodeLab for $2,500,000, subject to certain adjustments described in the Purchase Agreement, and 500,000 shares of Common Stock, together with the Company's agreement to pay additional consideration in a maximum aggregate amount of $5,600,000 if CodeLab achieves certain milestones over the next three years. As set forth in the Purchase Agreement, Ritchie was issued

                                  SCHEDULE 13D

CUSIP NO. 019924 10 9                                         Page 4 of 6 Pages



428,900 shares of Common Stock by the Company in exchange for his shares of capital stock of CodeLab.

Item 4.  Purpose of the Transaction.

         The Company acquired Ritchie's shares of the capital stock of CodeLab pursuant to the Purchase Agreement in the transaction set forth in Item 3 above and, in exchange for such shares, issued to Ritchie 428,900 shares of Common Stock.

         Other than as set forth below, Ritchie has no current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

         Pursuant to the Purchase Agreement, Ritchie and certain of the other parties to the Purchase Agreement may receive additional consideration if CodeLab achieves certain milestones over the next three years. Pursuant to the Purchase Agreement, the Company may, at its option, pay between 25% and 50% of the consideration due to Ritchie and two other parties thereto in the form of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 6,967,339 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

         (a) Ritchie beneficially owns 428,900 shares of Common Stock. These shares represent approximately 6.2% of the Common Stock outstanding.

                                  SCHEDULE 13D

CUSIP NO. 019924 10 9                                         Page 5 of 6 Pages



         (b) Ritchie has the sole power to vote or direct the vote of 428,900 shares of Common Stock. Ritchie has the sole power to dispose of or direct the disposition of 428,900 shares of Common Stock

         (c) Ritchie acquired 428,900 shares of Common Stock pursuant to the Purchase Agreement as described in Item 3 of this 13D. This was Ritchie's only transaction in the Common Stock during the past 60 days. As described in Item 3 of this 13D, the Company purchased all of the outstanding equity interests of CodeLab for $2,500,000, subject to certain adjustments described in the Purchase Agreement, and 500,000 shares of Common Stock, together with the Company's agreement to pay additional consideration in a maximum aggregate amount of $5,600,000 if CodeLab achieves certain milestones over the next three years. As set forth in the Purchase Agreement, Ritchie was issued 428,900 shares of Common Stock by the Company in exchange for his shares of capital stock of CodeLab.

         (d) Ritchie does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this 13D as beneficially owned by Ritchie.

         (e)      N/A


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Ritchie is a party to the Purchase Agreement with the Company. Pursuant to the Purchase Agreement and at the option of the Company, Ritchie and two other parties may be paid between 25% and 50% of the future consideration that may be due to Ritchie and two other parties pursuant to the Purchase Agreement in the form of Common Stock.

Item 7.  Material to be Filed as Exhibits.

         The following document is filed as an exhibit to this statement:

                  Purchase Agreement between and among CodeLab, the Company and the holders of common stock of CodeLab and certain equity holders of CodeLab on July 26, 2005.

                                  SCHEDULE 13D

CUSIP NO. 019924 10 9                                         Page 6 of 6 Pages





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 3, 2005
                                          By:  /s/ David Ritchie
                                             --------------------------------
                                                David Ritchie